Exhibit 99.1

China Lending Corporation Announces Entry into Agreements for Registered Direct Placement of

$2.0 Million of Common Stock and Warrants

Beijing & Urumqi, July 6, 2018 /PRNewswire/ – China Lending Corporation (NASDAQ:CLDC) (the “Company”), a leading non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today announced that it has entered into a securities purchase agreement with two institutional investors for a registered direct placement of approximately $2.0 million of ordinary shares at a price of $2.60 per share. The Company will issue a total of 769,232 ordinary shares to the institutional investors. As part of the transaction, the Company will also issue to the investors Series A warrants to purchase up to 576,924 ordinary shares at an exercise price of $2.60 per share, which warrants will have a term of four (4) years from the date of issuance. In connection with the offering, the investors will also receive Series B warrants to purchase up to an aggregate of 462,843 ordinary shares. If on the 30th day after the closing date of the transaction, the closing stock price of the Company’s ordinary shares is less than $2.60, the investors shall have the right to exercise the Series B warrants for nominal consideration. The number of ordinary shares to be issued to the investors upon exercise of the Series B warrants shall be determined based on the closing stock price of the Company's ordinary shares on such date. If the stock price falls to a floor price of $1.18, established by the parties, the Series B warrant shall be exercisable for 462,843 ordinary shares.

The completion of the placement is expected to occur on or about July 10, 2018, subject to the satisfaction of customary closing conditions. FT Global Capital, Inc. acted as the exclusive placement agent in connection with the offering.

These securities are being offered through a prospectus supplement pursuant to the Company's effective shelf registration statement and base prospectus contained therein. A shelf registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (the "SEC"). A prospectus supplement related to the offering will be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For further details of this transaction, please see the Form 6-K to be filed with the SEC.

About China Lending Corporation

Founded in 2009, China Lending Corporation is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. The Company is headquartered in Urumqi, the capital of Xinjiang Autonomous Region.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending Corporation expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to obtain or maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the ability to recognize the anticipated benefits of our recent business combination, (3) the outcome of any legal proceedings that may be instituted against the Company; (4) changes in applicable laws or regulations; (5) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (6) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

Contacts:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692